# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: La Rosa Holdings Corp., CIK 0001879403
CUSIP: 50172T301
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1420 Celebration Blvd., 2nd Floor, Celebration, Florida (FL), 34747
Date of event which requires filing of this statement: 02/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002100986

## Reporting persons
- SZOP Opportunities I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 59,378; sole dispositive power 0; shared dispositive power 59,378; aggregate amount beneficially owned 59,378 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- SZOP Opportunities Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 59,378; sole dispositive power 0; shared dispositive power 59,378; aggregate amount beneficially owned 59,378 (9.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: La Rosa Holdings Corp.
Address of issuer's principal executive offices:
1420 Celebration Blvd., 2nd Floor
Celebration, Florida 34747

## Item 2. Person Filing
Name of person filing:
SZOP Opportunities I LLC*
SZOP Opportunities Management LLC*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
SZOP Opportunities I LLC - Delaware
SZOP Opportunities Management LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
SZOP Opportunities I LLC - 59,378*
SZOP Opportunities Management LLC - 59,378*

*The Common Stock (the "Shares") of La Rosa Holdings Corp. (the "Issuer") reported herein represents Shares that may be purchased by SZOP Opportunities I LLC ("SZOP Opportunities") pursuant to an Equity Purchase Facility Agreement (the "Purchase Agreement") between SZOP Opportunities and the Issuer. SZOP Opportunities is wholly owned by SZOP Opportunities Management LLC (the "Manager," and collectively with SZOP Opportunities, the "Reporting Persons"). The Manager is managed by a board of managers comprised of three persons which requires that voting and disposition decisions with respect to the Shares be approved by a majority of the managers. By virtue of their relationship, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares that SZOP Opportunities may be required to purchase pursuant to the Purchase Agreement.

Under the Purchase Agreement, at the Issuer's sole discretion, SZOP Opportunities may be required to purchase Shares, in accordance with the terms and subject to the conditions and limitations of the Purchase Agreement. One of such limitations is that the Purchase Agreement prohibits SZOP Opportunities from purchasing any Shares, which, when aggregated with all other Shares then beneficially owned by SZOP Opportunities and its affiliates, would result in the beneficial ownership by SZOP Opportunities and its affiliates to exceed 9.99% of the Shares outstanding (the "Ownership Limitation"). For the sake of clarity, affiliates of the Reporting Persons are also subject to contractual limitations that prohibit them from acquiring beneficial ownership of any Shares to the extent that such affiliate, together with its affiliates, would beneficially own in excess of 9.99% of the Shares outstanding.

As such, the percent of class reported herein is giving effect to the Ownership Limitation and is based upon a statement in the Issuer's Form 8-K filed on January 27, 2026 that there were approximately 535,000 Shares outstanding as of January 26, 2026 plus the approximate total number of Shares that the Reporting Persons may acquire at the direction of the Issuer (subject to the Ownership Limitation) in accordance with Rule 13d-3(d)(1)(i) under the Act.

The Reporting Persons are electing to file this Schedule 13G solely to the extent that, for the purposes of Section 240.13d-3, the Reporting Persons are deemed to beneficially own the Shares pursuant to the Purchase Agreement. The filing of this report shall not be deemed an admission, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of such Reporting Person's pecuniary interest, if any, therein.
Percent of class:
SZOP Opportunities I LLC - 9.9%
SZOP Opportunities Management LLC - 9.9%
Sole power to vote or to direct the vote:
SZOP Opportunities I LLC - 0
SZOP Opportunities Management LLC - 0
Shared power to vote or to direct the vote:
SZOP Opportunities I LLC - 59,378*
SZOP Opportunities Management LLC - 59,378*
Sole power to dispose or to direct the disposition:
SZOP Opportunities I LLC - 0
SZOP Opportunities Management LLC - 0
Shared power to dispose or to direct the disposition:
SZOP Opportunities I LLC - 59,378*
SZOP Opportunities Management LLC - 59,378*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SZOP Opportunities I LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (02/19/2026)
- SZOP Opportunities Management LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (02/19/2026)